UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001 — 04858
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
International Flavors & Fragrances Inc.
Retirement Investment Fund Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
International Flavors & Fragrances Inc.
521 West 57th Street
New York, NY 10019

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
TABLE OF CONTENTS TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2008 AND 2007
Table of Contents

Page

Report of Independent Registered Public Accounting Firm	3-4

Financial Statements:

Statement of Net Assets Available for Benefits as of December 31, 2008 and 2007	5

Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2008 and 2007	6

Notes to Financial Statements	7-17

Supplemental Schedule:

Part 1 — Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2008	18

Signatures	19

Exhibit:

Exhibit 23.1 — Consent of Smolin, Lupin & Co., P.A.

(*) Other supplemental schedules required by 29 CFR2520.103-10 of the Department of Labor’s Rule and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have not been included as they are not applicable.

The Administrative Committee
International Flavors & Fragrances Inc.
Retirement Investment Fund Plan
521 West 57th Street
New York, NY 10019
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We have audited the accompanying statement of net assets available for benefits of the International Flavors & Fragrances Inc. Retirement Investment Fund Plan as of December 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the International Flavors & Fragrances Inc. Retirement Investment Fund Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years ended December 31, 2008 and 2007 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974.

International Flavors & Fragrances Inc.
Retirement Investment Fund Plan
New York, NY 10019
The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the 2008 audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.
/s/ SMOLIN, LUPIN & CO., P.A.

Fairfield, New Jersey
June 25, 2009

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

Assets	2008	2007

Investments at Fair Value:
International Flavors & Fragrances Inc. Common Stock Fund	$5,474,231	$8,546,801
Vanguard Long-Term Investment Grade Fund	6,925,646	7,170,090
Vanguard Prime Money Market Fund	38,502,661	37,374,766
Vanguard 500 Index Fund	27,528,418	45,907,384
Vanguard U.S. Growth Fund	6,692,654	10,858,754
Vanguard International Growth Fund	11,547,825	21,444,184
Vanguard Total Bond Market Index Fund	12,936,348	10,506,055
Vanguard Explorer Fund	4,176,388	7,128,416
Vanguard PRIMECAP Fund	7,873,378	11,186,872
Vanguard Asset Allocation Fund	2,974,795	5,006,089
Vanguard Mid-Cap Index Fund	6,354,652	10,832,519
Vanguard Equity Income Fund	3,022,814	4,196,261
Vanguard Retirement Savings Trust	9,081,098	5,464,280
Vanguard Target Retirement Income Fund	279,015	465,428
Vanguard Target Retirement Funds:
2005 Fund	1,636,746	2,165,183
2010 Fund	336,069	—
2015 Fund	4,558,477	6,728,994
2020 Fund	426,960	—
2025 Fund	3,034,090	3,956,453
2030 Fund	417,871	—
2035 Fund	2,122,710	2,195,605
2040 Fund	164,476	—
2045 Fund	770,621	895,204
2050 Fund	51,460	—
Participant Loans	4,458,734	4,122,589

Total Investments	161,348,137	206,151,927

Employer Contributions Receivable	1,115	15,549
Participant Contributions Receivable	2,101	34,784

Net Assets Available for Benefits	$161,351,353	$206,202,260

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007

Contributions:
Company contributions	$5,357,878	$3,056,690
Participant contributions	10,708,943	10,295,497

TOTAL CONTRIBUTIONS	16,066,821	13,352,187

Investment Income (Loss):
Dividends and Interest	6,479,285	8,822,497
Net Appreciation (Depreciation) of Investments	(56,592,749)	4,310,636

TOTAL INVESTMENT INCOME (LOSS), NET	(50,113,464)	13,133,133

Other asset transfers	113,205	—

TOTAL ADDITIONS (REDUCTIONS)	(33,933,438)	26,485,320

Benefits Distributed	(10,913,099)	(12,465,104)
Administrative Fees	(4,370)	(4,360)

TOTAL DISBURSEMENTS	(10,917,469)	(12,469,464)

Net Increase (Decrease) in Participants’ Balances During Year	(44,850,907)	14,015,856

Net Assets Available for Benefits:

Beginning of Year	206,202,260	192,186,404

END OF YEAR	$161,351,353	$206,202,260

The accompanying notes are an integral part of these financial statements

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
NOTE 1 — DESCRIPTION OF THE PLAN:
     The following description of the International Flavors & Fragrances Inc. Retirement Investment Fund Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan documents for complete information.
A. General:
     The Plan is a defined contribution plan covering all U.S. based employees of International Flavors & Fragrances Inc. (“IFF”) and its domestic subsidiaries (the “Company”), with the exception of the unionized employees located in Jacksonville, Florida (the “Union Plan”). Employees hired between January 1, 2006 and August 31, 2006 participated under a separate plan that was merged into the Plan effective September 1, 2006. In July 2006 the Plan was amended to provide a different matching contribution formula, as described in Note 1 E below, for employees who are hired by the Company or whose plan assets were merged into the Plan on or after September 1, 2006. The Plan also covers certain employees who are U.S. citizens temporarily assigned to subsidiaries abroad. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”). Employees become eligible to participate in the Plan on their first day of employment.
B. Administration of the Plan:
     The Vanguard Fiduciary Trust Company is the Trustee of the Plan (“Vanguard” or the “Trustee”). The Administrative Committee, whose appointment is overseen by the Company’s Board of Directors, is responsible for administration of the Plan; the Administrative Committee oversees the Trustee in carrying out the day-to-day activities of administration. The Investment Committee, whose appointment is overseen by the Company’s Board of Directors, oversees the Plan’s investment options and management of Plan assets.
C. Investments:
     The Plan offers participants twenty-three investment funds and a common collective trust. Participants have the option to invest in, and direct any matching contribution towards any of the following funds:
IFF Common Stock Fund: This fund consists principally of common stock of the Company. In addition, the fund holds cash or cash equivalents deemed necessary for orderly investment in such stock and for anticipated cash requirements.
Vanguard Long-Term Investment Grade Fund: This fund seeks a high and sustainable level of current income consistent with the maintenance of principal and liquidity by investing in a diversified portfolio of long-term investment-grade bonds.
Vanguard Prime Money Market Fund: This fund seeks to add value by emphasizing specific issues and sectors of the money market that appear to be attractively priced based upon historical yield-spread relationships. The portfolio is designed to maintain a constant $1.00 share value. An investment in the money market fund is neither insured nor guaranteed by the U.S. Government, and there is no assurance that the fund will be able to maintain a stable net asset value of $1.00 per share.

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
Vanguard 500 Index Fund: This fund seeks investment results that parallel the performance of the Standard & Poor’s 500 Composite Stock Index. The level of current income produced generally ranges from moderate to very low.
Vanguard U.S. Growth Fund: This fund seeks long-term capital appreciation by investing in common stocks of companies with above-average growth potential. Current income is incidental.
Vanguard International Growth Fund: This fund seeks long-term capital growth by investing in common stocks of companies based outside the United States that have above-average growth potential. A 2% redemption fee is charged for any shares transferred out of this fund prior to the end of the two-month holding period.
Vanguard Total Bond Market Index Fund: This fund seeks investment results that parallel the performance of the Barclays Capital U.S. Aggregate Bond Index.
Vanguard Explorer Fund: This fund seeks to provide long-term capital growth by investing in a diversified portfolio of small-company stocks with prospects for above-average growth.
Vanguard PRIMECAP Fund: This fund seeks to provide long-term capital growth by investing in stocks of companies with above-average prospects for continued earnings growth, strong industry positions and skilled management teams. This fund also may invest in companies with below-average earnings but bright prospects for earnings growth. Any shares within a participant’s account exchanged into this fund are subject to a 1-year holding period. A 1% redemption fee will be charged for any shares transferred out of this fund prior to the end of the holding period.
Vanguard Asset Allocation Fund: This fund seeks long-term growth of capital and income by investing in common stocks, bonds and money market instruments. The mix, or allocation, of the three types of assets changes from time to time depending on which mix appears to offer the best combination of expected returns and risk.
Vanguard Mid-Cap Index Fund: This fund seeks to parallel the performance of the Morgan Stanley Capital International (“MSCI”) US Mid Cap 450 Index, which comprises a market-weighted group of medium-sized U.S. companies.
Vanguard Equity Income Fund: This fund seeks to provide an above average level of current income and reasonable long-term capital appreciation by mainly investing in dividend-paying common stocks of established medium-size and large U.S. companies.
Vanguard Target Retirement Funds: These consist of 10 separate funds seeking capital and current income growth by investing in other Vanguard funds according to an asset allocation strategy designed for investors planning to retire in or within the target years of 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045 and 2050.
Vanguard Target Retirement Income Fund: This fund seeks current income and some capital appreciation by investing in other Vanguard mutual funds according to an asset allocation strategy designed for investors currently in retirement.

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
Vanguard Retirement Savings Trust: This common collective trust seeks a stable share value of $1.00 and a high level of current income consistent with a 2-3 year average maturity by investing primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments.
D. Cash or Deferred Wage and Salary Conversion Agreements:
     Each participant enters into a Cash or Deferred Wage and Salary Conversion Agreement (“CODA”) with the Company, pursuant to which participant contributions to the Plan are made. Such agreement specifies the portion of the participant’s compensation, as defined in the Plan, during each Plan year that the participant elects to forego and have contributed by the Company to the participant’s account with the Plan. Any such election remains in effect until changed by the participant. The Administrative Committee may limit the amounts specified in such agreements to ensure compliance with the antidiscrimination standards of Section 401(k) of the Internal Revenue Code (the “Code”). Subject to these limitations, participants may contribute up to 30% of their annual base wages, before bonuses and overtime, up to the maximum amount permitted under the Code. Under the Code, the maximum amount permitted per participant was limited to $15,500 in 2008 and 2007. Participants who will be age 50 or older by the end of the Plan year are eligible to make before-tax catch-up contributions. Catch-up contributions are limited to $5,000 for eligible employees for each of 2008 and 2007. Amounts in excess of Code limits may, at the election of the participant, either be contributed to the Plan on an after-tax basis or treated as contributions to the Company’s Deferred Compensation Plan (“DCP”) if an employee is eligible to participate in the DCP. If no election is made, the excess above Code limits, plus any income less any loss allocable thereto, shall be distributed to the participant.
E. Company Contributions:
     The Company matches 100% of the first 4% of the participant’s base compensation contributed and 75% of contributions over 4% and up to 8% of the participant’s base compensation for (a) employees hired, re-hired or whose plan assets were transferred into the Plan (see Note 7) on or after September 1, 2006 or (b) participants in which the sum of their age plus the number of service years was less than 70 as of December 31, 2007. For employees that were participants of the Plan before September 1, 2006, and who don’t meet the criteria set forth in (a) and (b) above, the Company matches 50% of the first 6% of the participant’s compensation, as defined, that a participant contributes to the Plan, whether on a deferred or after-tax basis, or that is treated as a contribution to the DCP, as described in Section D above.
F. Vested Benefits:
     All participants who are employed by the Company vest immediately in their contributions to the Plan plus earnings thereon. Participants vest in the Company’s matching contribution after three years of continuous credited service. At December 31, 2008 and 2007, forfeited non-vested amounts approximated $213,000 and $67,000, respectively. For the year ended December 31, 2008 there were forfeitures of approximately $291,000 and forfeiture usages of $139,000. For the year ended December 31, 2007 there were forfeitures of approximately $98,000 and forfeiture usages of $93,000. Forfeitures are applied towards employer matching contributions.

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
G. Individual Accounts:
     A separate account is established and maintained for each active and former participant. Former participants are those who have terminated employment and have not yet received final payment of their account. The participant’s contributions and the Company’s matching contribution are credited to the specific participant’s account. The participant’s contributions and the Company’s matching contributions are invested in one or more of the Plan’s funds as directed by the participant.
     Participants’ accounts are maintained on a unit basis for all funds.
     Interest earned and dividends paid are credited to each participant’s account based on accumulated daily account balances and reinvested in the respective fund.
H. Transfers Between Funds:
     Participants may transfer all or a portion of their balance in any fund of the Plan to an alternative fund of the Plan. Exchanges must be in increments of 1%. Participants may make these transfers as frequently as on a daily basis by contacting Vanguard. However, participants will not be able to move money back into the same fund within 60 days. This policy applies to all funds except for Vanguard Prime Money Market Fund and the Vanguard Retirement Savings Trust.
I. Loans and In-service Withdrawals:
     Participants may borrow from the Plan as described in Note 5. A participant may withdraw all or a portion of his or her balances if bona fide financial necessity can be demonstrated in accordance with guidelines set forth in the Code (“hardship withdrawal”). A participant who makes a hardship withdrawal is limited by the Internal Revenue Code as to the amount of CODA contribution a participant may make for the taxable year following the year of the withdrawal. The amounts of in-service withdrawals are limited by government regulation to amounts contributed under CODA agreements and earnings on such contributions.
J. Rollover Contributions:
     Participants who receive eligible rollover distributions from another qualified plan may roll that distribution into the Plan. Eligible rollover distributions are those that come directly from either another qualified retirement plan or an Individual Retirement Account (“IRA”) which was set up to hold a distribution from another qualified retirement plan on a temporary basis. Rollover amounts can only include pretax contributions, plus any untaxed earnings thereon. All rollovers from such an IRA must be made within one year of original distribution from the qualified retirement plan. Rollovers included in participant contributions were approximately $361,000 and $572,000 for 2008 and 2007, respectively.
K. Benefit Payments:
     On termination of service due to death, disability, or retirement, a participant or beneficiary may elect to receive benefits based on one of the following options:
•	A lump-sum payment;

•	Periodic payments.

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
     Lump sum or installment payments may be made in cash or securities at the direction of the Plan’s Administrative Committee that directs the Trustee. When periodic payments are elected, a participant’s interest remains in the Plan and continues to receive allocations of earnings and losses until fully distributed.
L. Termination of Plan:
     The Company may terminate the Plan at any time. In such event, the total amounts in participants’ accounts shall continue in the trust for their benefit and become 100% vested in their account, and shall be distributed to them or their designated beneficiaries, as described in Note 1K above, upon retirement, death, disability or termination of employment. At the present time, the Company has no intention of terminating the Plan.
NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES:
     The following is a summary of the significant accounting policies followed by the Plan:
A. Method of Accounting:
     The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.
B. Valuation of Investments:
     On January 1, 2008, the Plan adopted Financial Accounting Standards Board (“FASB”) Statement No. 157 (“FAS 157”) “Fair Value Measurements” and subsequently adopted certain related FASB staff positions. The impact of adoption of this standard was not material to the Statement of Net Assets Available for Benefits. Investments are reported at fair value (see Note 3). Fair value is the price that would be recorded to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
C. Security Transactions and Related Investment Income:
     Security transactions are recorded on the trade date; interest income is recorded on the accrual basis; dividend income is recorded on the ex-dividend date. Capital gain distributions from mutual funds are recorded as dividend income.
     The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.
D. Administrative Expenses:
     All expenses that arise in connection with the administration of the Plan are paid by the Company except for loan administration fees (see Note 5). Brokerage fees are included in the cost of investments when purchased and are deducted from proceeds received in determining realized gains and losses on investments sold. Investment advisory fees for the management of the Vanguard funds are expenses of the funds.

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
E. Contribution Income:
     Company contributions are recognized during the same period in which the Company makes payroll deductions from the participants’ earnings for the participant contributions. Contributions made in accordance with participants’ CODA agreements (see Note 1D) are recognized during the period in which the Company makes payroll deductions from the participants’ earnings.
F. Benefit Obligations:
     Benefits are recorded when paid.
G. Risks and Uncertainties:
     The Plan provides for various investment options in any combination of investment funds described in Note 1C. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value could materially affect participants’ account balances and the amounts reported in the financial statements.
H. Use of Estimates:
     The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Actual results could differ from those estimates.
I. Reclassifications:
     Certain amounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year financial statements.
NOTE 3 — FAIR VALUE MEASUREMENTS:
     On January 1, 2008, the Plan adopted FAS 157. FAS 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.
     FAS 157 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. FAS 157 establishes three levels of inputs that may be used to measure fair value:
•	Level 1: unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
     The IFF Common Stock Fund is valued based on the closing price of the underlying IFF common stock at the valuation date, plus any uninvested cash position. Mutual funds, which include money market funds, are registered investment companies and are valued at quoted market prices which represent the net asset value of the underlying shares held by the Plan at the valuation date. The Vanguard Retirement Savings Trust is a common collective trust that holds fully benefit responsive investment contracts that are valued at contract value which is the same as fair value in all material respects. Participants’ loans are stated at cost, which approximates fair value.
Investments Measured at Fair Value on a Recurring Basis
     Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2008 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements
	Using Input Type
	Level 1	Level 2	Level 3	Total
Money market funds	$38,502,661	$—	$—	$38,502,661
Mutual funds	103,831,413	—	—	103,831,413
Common stock fund	—	5,474,231	—	5,474,231
Common/collective trust funds	—	9,081,098	—	9,081,098
Participant loans	—	—	4,458,734	4,458,734

Total investment measured at fair value	$142,334,074	$14,555,329	$4,458,734	$161,348,137

     The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Level 3 Assets
Participant Loans
Balance as of January 1, 2008	$4,122,589
Issuances, repayments, and settlements, net	336,145

Balance as of December 31, 2008	$4,458,734

NOTE 4 — TAX STATUS:
     The Internal Revenue Service has determined and informed Vanguard via a favorable determination letter dated August 22, 2001 that the Plan is designed in accordance with applicable sections of the Code. Since the date of the most recent request for determination to the Internal Revenue Service, the Company has made certain amendments to the Plan. However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
NOTE 5 — PARTICIPANT LOANS:
     Upon application by a participant, the Trustees may make a loan to a participant in an amount not exceeding the lesser of 50% of the balance in the participant’s account, or $50,000, with a minimum loan of $1,000. Loan withdrawals are allocated, as applicable, to the participant’s balance in each of their investment funds. The loans are collateralized by the balance in the participants’ accounts and bear interest at a fixed rate equal to the Citibank, N.A. prime rate, plus 1/2 percent, at date of withdrawal, but in no case in excess of the legal rate of interest. Loans are subject to a loan origination fee of $30, which is deducted from the loan proceeds. In addition, participants with outstanding loans are subject to an annual administrative fee of $10, which is deducted from their respective accounts each July, except for the first year of the loan.
     Interest rates on outstanding participant loans at December 31, 2008 and 2007 range from approximately 4.5% to approximately 10%.

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
NOTE 6 — RELATED PARTY TRANSACTIONS:
     The IFF Common Stock Fund invests in shares of the Company’s common stock. The fund is designed as a means for employees to participate in the potential long-term growth of the Company. Investments in the IFF Company Stock Fund qualify as party-in-interest transactions.
     Most Plan investments consist of units in investment funds managed by Vanguard. Vanguard is a party-in-interest as defined by ERISA.
     In the opinion of the Investment Committee, fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.
NOTE 7 — TRANSFER OF ASSETS:
     Other asset transfers in 2008 include transfers of $113,205 from an affiliated plan. There were no asset transfers in 2007.
NOTE 8 — NET APPRECIATION/(DEPRECIATION) ON INVESTMENTS:
     The net appreciation/(depreciation) in the fair value of investments (including gains and losses on investments sold during the year) was as follows:

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
YEAR ENDED DECEMBER 31, 2008

	International
	Flavors &		Net
	Fragrances Inc.		Appreciation/
	Common Stock Fund	Mutual Funds	(Depreciation)

IFF Common Stock Fund	$(3,207,757)		$(3,207,757)
Vanguard Long-Term Investment Grade Fund		(235,242)	(235,242)
Vanguard 500 Index Fund		(17,308,454)	(17,308,454)
Vanguard U.S. Growth Fund		(4,177,610)	(4,177,610)
Vanguard International Growth Fund		(10,801,337)	(10,801,337)
Vanguard Total Bond Market Index Fund		24,274	24,274
Vanguard Explorer Fund		(2,901,006)	(2,901,006)
Vanguard PRIMECAP Fund		(4,431,152)	(4,431,152)
Vanguard Asset Allocation Fund		(1,805,369)	(1,805,369)
Vanguard Mid-Cap Index Fund		(4,642,012)	(4,642,012)
Vanguard Equity Income Fund		(1,564,747)	(1,564,747)
Vanguard Target Retirement 2005 Fund		(434,177)	(434,177)
Vanguard Target Retirement 2010 Fund		(96,976)	(96,976)
Vanguard Target Retirement 2015 Fund		(1,711,820)	(1,711,820)
Vanguard Target Retirement 2020 Fund		(181,667)	(181,667)
Vanguard Target Retirement 2025 Fund		(1,488,972)	(1,488,972)
Vanguard Target Retirement 2030 Fund		(187,548)	(187,548)
Vanguard Target Retirement 2035 Fund		(963,364)	(963,364)
Vanguard Target Retirement 2040 Fund		(64,977)	(64,977)
Vanguard Target Retirement 2045 Fund		(359,118)	(359,118)
Vanguard Target Retirement 2050 Fund		(1,463)	(1,463)
Vanguard Target Retirement Income Fund		(52,255)	(52,255)

Total	$(3,207,757)	$(53,384,992)	$(56,592,749)

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
YEAR ENDED DECEMBER 31, 2007

	International
	Flavors &		Net
	Fragrances Inc.		Appreciation/
	Common Stock Fund	Mutual Funds	(Depreciation)

IFF Common Stock Fund	$(133,667)	$—	$(133,667)
Vanguard Long-Term Investment Grade Fund		(165,888)	(165,888)
Vanguard 500 Index Fund		1,624,722	1,624,722
Vanguard U.S. Growth Fund		951,627	951,627
Vanguard International Growth Fund		708,024	708,024
Vanguard Total Bond Market Index Fund		175,646	175,646
Vanguard Explorer Fund		(310,115)	(310,115)
Vanguard PRIMECAP Fund		469,759	469,759
Vanguard Asset Allocation Fund		221,120	221,120
Vanguard Mid-Cap Index Fund		500,761	500,761
Vanguard Equity Income Fund		(163,191)	(163,191)
Vanguard Target Retirement 2005 Fund		30,597	30,597
Vanguard Target Retirement 2015 Fund		225,526	225,526
Vanguard Target Retirement 2025 Fund		94,937	94,937
Vanguard Target Retirement 2035 Fund		42,382	42,382
Vanguard Target Retirement 2045 Fund		26,521	26,521
Vanguard Target Retirement Income Fund		11,875	11,875

Total	$(133,667)	$4,444,303	$4,310,636

NOTE 9 — PLAN INVESTMENTS REPRESENTING 5% OR MORE OF THE PLAN’S NET ASSETS:
     Investments at fair value that represent 5% or more of the Plan’s net assets at December 31, 2008 and 2007 were as follows:

	2008	2007

Mutual Funds:
Vanguard Prime Money Market Fund	$38,502,661	$37,374,766
Vanguard 500 Index Fund	27,528,418	45,907,384
Vanguard U.S. Growth Fund	*	10,858,754
Vanguard Mid-Cap Index Fund	*	10,832,519
Vanguard PRIMECAP Fund	*	11,186,872
Vanguard International Growth Fund	11,547,825	21,444,184
Vanguard Total Bond Market Index Fund	12,936,348	10,506,055
Vanguard Retirement Savings Trust	9,081,098	*

*	Fair value of funds did not represent 5% or more of Plan assets at each respective year-end.

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007
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SUPPLEMENTAL SCHEDULE
INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
EIN No. 13-432060
PLAN No. 001
FORM 5500
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

	(b)	(c)		(e)
	Identity of Issue, Borrower, Lessor, or	Description of Investment, including Maturity Date,	(d)	Current
(a)	Similar Party	Rate of Interest, Collateral, Par or Maturity Value	Cost	Value

*	International Flavors & Fragrances Inc. Comon Stock Fund	Company Stock Fund	a	$5,474,231
*	Vanguard Retirement Savings Trust	Common/Collective Trust	a	9,081,098
*	Vanguard Long-Term Investment Grade Fund	Mutual Fund	a	6,925,646
*	Vanguard Prime Money Market Fund	Mutual Fund	a	38,502,661
*	Vanguard 500 Index Fund	Mutual Fund	a	27,528,418
*	Vanguard U.S. Growth Fund	Mutual Fund	a	6,692,654
*	Vanguard International Growth Fund	Mutual Fund	a	11,547,825
*	Vanguard Total Bond Market Index Fund	Mutual Fund	a	12,936,348
*	Vanguard Explorer Fund	Mutual Fund	a	4,176,388
*	Vanguard PRIMECAP Fund	Mutual Fund	a	7,873,378
*	Vanguard Asset Allocation Fund	Mutual Fund	a	2,974,795
*	Vanguard Mid-Cap Index Fund	Mutual Fund	a	6,354,652
*	Vanguard Equity Income Fund	Mutual Fund	a	3,022,814
*	Vanguard Target Retirement 2005 Fund	Mutual Fund	a	1,636,746
*	Vanguard Target Retirement 2010 Fund	Mutual Fund	a	336,069
*	Vanguard Target Retirement 2015 Fund	Mutual Fund	a	4,558,477
*	Vanguard Target Retirement 2020 Fund	Mutual Fund	a	426,960
*	Vanguard Target Retirement 2025 Fund	Mutual Fund	a	3,034,090
*	Vanguard Target Retirement 2030 Fund	Mutual Fund	a	417,871
*	Vanguard Target Retirement 2035 Fund	Mutual Fund	a	2,122,711
*	Vanguard Target Retirement 2040 Fund	Mutual Fund	a	164,476
*	Vanguard Target Retirement 2045 Fund	Mutual Fund	a	770,621
*	Vanguard Target Retirement 2050 Fund	Mutual Fund	a	51,459
*	Vanguard Target Retirement Income Fund	Mutual Fund	a	279,015
*	Participant Loans	Varying maturity dates through 12/17/2018, interest ranging from 4.5% to 10.00%, per annum		4,458,734

		TOTAL INVESTMENTS		$161,348,137

*	Indicates party-in-interest to the plan.

a	The cost of participant-directed investments is not required to be disclosed.
See independent auditors’ report.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

INTERNATIONAL FLAVORS & FRAGRANCES INC. RETIREMENT INVESTMENT FUND PLAN
Date: June 25, 2009
By:	/s/ Robert F. Dowd
Robert F. Dowd
Chairman, Administrative Committee